#200, 10041 – 81 avenue
Edmonton, Alberta
T6E 1W7

# WESTONE VENTURES INC.

September 5, 2002

12g3-2(b)
File# 82-4890

SUPPL

U.S Securities & Exchange Commission
International Corp Finance
450 – 5th street, NW
Mail Stop 3-9
Washington, D.C. 20549
U.S.A

Dear Sir or Madam:

RE: ADDRESS CHANGE

Please accept this letter as confirmation of an address change effective immediately for WESTONE VENTURES INC.

WESTONE VENTURES INC.

C/o #200, 10041 – 81 avenue

EDMONTON, ALBERTA.

T6E 1W7

Ph. 780.424.4293

Fx. 780.429.0503

02 SEP 17 AM 10:

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

Sincerely,

LEONARD D. JAROSZUK
President

dlw 9/18